Ink Cash℠ World MasterCard
Effective 3/18/2012

PRICING INFORMATION

LGC38360

INTEREST RATES AND INTEREST CHARGES	
Purchase Annual Percentage Rate (APR)	**0%** fixed Intro APR for the first 12 billing cycles that your Account is open. After that, **10.24%**. This APR will vary with the market based on the Prime Rate.[a]
Balance Transfer APR	**0%** fixed Intro APR for the first 12 billing cycles that your Account is open. After that, **10.24%**. This APR will vary with the market based on the Prime Rate.[a]
Cash Advance APR	**19.24%**. This APR will vary with the market based on the Prime Rate.[b]
Overdraft Advance APR	**19.24%**. This APR will vary with the market based on the Prime Rate.[b]
Default APR and When It Applies	**29.99%**. This APR will vary with the market based on the Prime Rate.[c] The Default APR will be applicable to your Account if you: • fail to make any Minimum Payment by the date and time due (late payment); • make a payment to us that is returned unpaid; or • do any of the above or exceed your credit limit on another account or loan you have with us or any of our related banks. **How Long Will the Default APR Apply:** If an APR is increased for any of these reasons, the Default APR will apply indefinitely to all outstanding balances and future transactions on your Account.
Grace Period	Your due date will be a minimum of 20 days after the close of each billing cycle. We will not charge you periodic interest on purchases if you pay your entire balance by the due date each month. We will begin charging interest on balance transfers, cash advances, and overdraft advances on the transaction date.
Minimum Interest Charge	If you are charged periodic interest, the charge will be no less than $1.50.

FEES	
Annual Membership Fee	**None**
Transaction fees	
Balance Transfers	Either **$5** or **3%** of the amount of each transfer, whichever is greater.
Cash Advances	Either **$15** or **5%** of the amount of each transaction, whichever is greater.
Foreign Transactions	**3%** of each transaction in U.S. dollars.
Penalty Fees	
Late Payment	**$15** if the balance is less than $100; **$29** if the balance is $100 or more, but less than $250; and **$39** if the balance is $250 or more.
Return Payment	**$39**
Return Check	**$39**

Loss of Intro APR: We will end your Introductory APR if you fail to make any required Minimum Payment by the date and time due and the Default APR will take effect.

How We Will Calculate Your Balance: We use the daily balance method (including new transactions).

Prime Rate: Variable APRs are based on the 3.25% Prime Rate as of 01/24/2012.

[a] We add 6.99% to the Prime Rate to determine the Purchase/Balance Transfer APR.

[b] We add 15.99% to the Prime Rate to determine the Cash/Overdraft Advance APR.

[c] We add 26.99% to the Prime Rate to determine the Default APR. Maximum APR 29.99%.

TERMS & CONDITIONS

JPMorgan Chase Bank, N.A. is making this offer to you on behalf of its Delaware affiliate, Chase Bank USA, N.A. Chase USA is the issuer of Chase Consumer and Business credit cards.

Authorization: When you ("you", "your" means the owner, officer, or partner of the company with the authority to bind the company to the terms & conditions of this offer and the Business Card Agreement, and who is agreeing to the terms on their own behalf and that of the company) respond to this credit card offer from Chase Bank USA, N.A., a subsidiary of JPMorgan Chase & Co. ("Chase", "we", or "us"), you agree to the following:

1. You authorize us to obtain credit bureau reports that we will use when considering your application for credit. You also authorize us to obtain credit bureau reports and any other information about you in connection with: 1) extensions of credit on your account; 2) the administration, review or collection of your account; and 3) offering you enhanced or additional products and services. If you ask, we will tell you the name and address of the credit bureau from which we obtained a report about you.
2. If an account is opened, you will receive a Business Card Agreement with your card(s). You agree to the terms of this agreement by: using the account or any card, authorizing their use, or making any payment on the account.
3. To service and manage any of your account(s), we, our representatives, JPMorgan Chase Bank, N.A. representatives, and/or affiliates, may contact you at any telephone number you provide or any number where we believe we may reach you. This may include calls or text messages to mobile, cellular, or similar devices, and calls or text messages using automatic telephone dialing systems and/or prerecorded messages. You agree that if you provide us with an employee cell number, that employee has read and agreed to this provision.
4. You authorize us to allocate your payments and credits in a way that is most favorable to or convenient for us. For example, you authorize us to apply your payments and credits to balances with lower APRs (such as promotional APRs) before balances with higher APRs.
5. **Rates, fees, and terms may change: We have the right to change the account terms (including the APRs) in accordance with your Business Card Agreement.**
6. **You also certify you have the authority to permit us to issue your credit card containing the Company name if completed on the form.**

Individual and Company Liability: You understand that by responding to this offer you agree to be personally responsible for payment of all balances incurred on all cards and accounts issued pursuant to this application now or whenever such additional accounts may be established in the future, and that the Company is jointly liable for all balances on all accounts in the Company name. You understand that if you leave the employment of the Company, you will continue to be responsible for the outstanding balances on the accounts. You must notify us immediately to close the accounts and prevent further usage.

Before we approve you for a credit card, we will review your credit report, the Company's financial information, and the information you provide with your response to confirm that you meet the criteria for this offer. Based on this review, you may not receive a card. We may request additional information for a credit access line above $25,000.

If an account is approved, all cardmembers will have access to 100% of the approved credit access line and any amount over the credit access line that we authorize. If you would like to set spending limits on any cardmembers, please contact our Cardmember Service Department after the account has been opened. By becoming a MasterCard BusinessCard cardmember, you agree that the card is being used only for business purposes and that the card is being issued to a public or private company including a sole proprietor or employees or contractors of an organization.

You must be at least 18 years old to qualify (19 in AL and NE).

We reserve the right to change the benefit features associated with your card at any time.

Ohio Residents: The Ohio laws against discrimination require that all creditors make credit equally available to all customers, and that credit reporting agencies maintain separate histories on each individual upon request. The Ohio Civil Rights Commission administers compliance with the law.

Balance Transfer Option: The Visa,® MasterCard,® Discover,® American Express® or any store card account(s) you list will show a credit, reducing the amount you owe them by the amount you transferred. The available credit on your new account will be reduced, just as if you had made a purchase. The balance transfer amount(s) will show up on your initial statement for your new account. Your other credit card account(s) will not be closed even if you transfer your entire balance(s). If you want to close an account, please contact the other credit card company directly. It may take up to three weeks to set up your account and post the balance transfers. Therefore, you may need to make payments to your other account(s) to keep them current. Balance transfers are contingent upon issuance of your new account. There will be a transaction fee for each balance transfer if one is disclosed in the Pricing Information that accompanies this offer. We may decline to process any balance transfer request and will not process a balance transfer request from any other account or loan that we or any of our affiliates issued, or balance transfer checks made out to cash or to any cardmember. To ensure you have enough credit available for purchases, we limit the amount of your credit access line (the revolving portion of your total credit line) that is available for balance transfers. We will evaluate your balance transfer requests in the order listed on your response. Each request will be evaluated against the available credit access line (the revolving portion of your total credit line). We will only process those requests that can be fulfilled for the entire dollar amount listed. If we cannot process a request in full, we will evaluate the next requests, if any, until there is a request we can complete in full. This may result in the fulfillment of none or only some of your balance transfers. You agree that all transferred balances consist of business-related expenses.

Replying to this offer: If you omit any information on the form, we may deny your request for an account. If applicable, Chase cardmembers who currently have or have had a Chase credit card in any Rewards Program associated with this offer or have received a similar bonus offer, may not be eligible for a second Chase credit card in the same Rewards Program, or for any bonus offer. Chase cardmembers currently receiving promotional pricing, or Chase cardmembers with a history of only using their current or prior Chase card for promotional pricing offers, are not eligible for a second Chase credit card with promotional pricing. You must have a valid permanent home address, and the Company must be headquartered, within the 50 United States or the District of Columbia. The information about the costs of the card described in this disclosure is accurate as of 01/24/2012. This information may have changed after that date. You should contact us for any change after the printing date by writing to Cardmember Service, P.O. Box 15043, Wilmington, DE 19850-5043.

USA PATRIOT Act: To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license or other identifying documents.

You will earn 1 base point for each $1 of net purchases. You will earn an additional 4 points for each $1 of net purchases made in any of the following categories: telecom and cable services; office supply stores. You will earn an additional 1 point for each $1 of net purchases in any of the following categories: gas stations; restaurants. Merchants who accept Visa/MasterCard credit cards are assigned a merchant code based on the kinds of products and services they sell. Chase groups similar merchant codes into categories for purposes of making rewards offers to you. Chase makes every effort to include all relevant merchant codes in its listed categories. However, even though a merchant or the items that it sells may appear to fit within a listed category, the merchant may not have a merchant code that falls within that category. Therefore, purchases with that merchant will not qualify for the stated rewards offer on category purchases. You will also earn an additional 1 point for each $1 of airfare and hotel accommodation net purchases when you book at ultimaterewards.com. You do not earn points on balance transfers, cash advances, cash-like charges such as travelers checks, foreign currency, and money orders, any checks that are used to access your account, overdraft advances, interest, unauthorized or fraudulent charges, or fees of any kind, including fees for products that protect or insure the balances of your account. Maximum point accumulation on net purchases earning an additional 4 points on category purchases is 100,000 points annually, which equates to $25,000 in net purchases. Maximum point accumulation on net purchases earning an additional 1 point on category purchases is 25,000 points annually, which equates to $25,000 in net purchases. There is no maximum number of points that can be earned on net purchases earning 1 base point, or the additional 1 point on ultimaterewards.com bookings. Bonus/Promotional offers may have a maximum accumulation. A service fee of up to $20 per ticket may be charged for the use of our toll-free number to book or change airline itineraries. Redemptions made online do not have a service fee. See Rewards Program Rules and Regulations which will be mailed after your account is established.

You will receive 10,000 bonus points with this bonus offer. You will qualify for and receive your bonus after your first purchase. First purchase does not include using your account for balance transfers or cash advances, or using any checks that access your account. After qualifying, please allow 6 to 8 weeks for bonus points to post to your account. To be eligible for this bonus offer, account must be open and not in default at the time of fulfillment. This one-time bonus offer is valid only for first-time cardmembers with new accounts. Previous and existing cardmembers/accounts are not eligible for this bonus offer.

You will receive 15,000 bonus points with this bonus offer. To qualify and receive your bonus, you must make purchases totaling $5,000 or more during the first 3 months from account opening. Purchases do not include using your account for balance transfers or cash advances, or using any checks that access your account. After qualifying, please allow 6 to 8 weeks for bonus points to post to your account. To be eligible for this bonus offer, account must be open and not in default at the time of fulfillment. This one-time bonus offer is valid only for first-time cardmembers with new accounts. Previous and existing cardmembers/accounts are not eligible for this bonus offer.